June 13, 2024

Re:	Winnebago Industries, Inc.
Form 10-K for Fiscal Year Ended August 26, 2023
Forms 8-K filed October 18, 2023, December 20, 2023 and March 21, 2024
Response dated April 25, 2024
File No. 001-06403

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

We are submitting this letter in response to the comments provided by the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) relating to the Company’s Forms 8-K filed on October 18, 2023, December 20, 2023 and March 21, 2024 (the “Forms 8-K”) contained in the Staff’s letter dated May 20, 2024 (the “Comment Letter”).

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment.

Forms 8-K filed on October 18, 2023, December 20, 2023 and March 21, 2024

Exhibit 99.1

Non-GAAP Reconciliation, page 12

1.	We note your response to our prior comment and reissue it, in part, as your letter dated April 25, 2024, was not fully responsive to our comment. In regard to the non-GAAP adjustment related to the impact of the call spread overlay that you present to determine your non-GAAP financial measure, Adjusted diluted income per share, please specifically address the following:

•	You previously stated you do not believe your presentation of Adjusted diluted income per share has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Explain in greater detail why you believe the non-GAAP adjustment for the impact of the call spread overlay does not result in an individually tailored non-GAAP financial measure that is inconsistent with the guidance in Question 100.04 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. In this regard, we note your non-GAAP financial measure results in you presenting diluted income per share without applying the if-converted method, which is required by GAAP.

Response:

We respectfully submit that we do not believe our presentation of adjusted diluted income per share represents a tailored accounting policy. While ASU 2020-06 does not contemplate the call spread overlay and its effects to mitigate dilution risk, our presentation of Adjusted diluted income per share is supplemental to our GAAP presentation and provides investors with the information needed to understand how the call spread overlay protects us from dilution. As such, we are not changing GAAP but presenting additional disclosure that we believe is material to investors’ understanding of our underlying financial results by showing what would actually occur if the debt was converted.

winnebagoind.com

•	You previously stated you adjust Adjusted diluted income per share for the impact of the call spread overlay to demonstrate to investors that if the convertible notes had been converted into shares, the call spread overlay would be triggered and the dilutive impact would be fully offset. Explain in greater detail why you believe this non-GAAP adjustment is appropriate as the convertible notes remained outstanding during the period and, as such, the impact of the call spread overlay was not recognized in your historical financial statements.

Response:

The if-converted method for calculating earnings per share (EPS) requires an assumption that all of the shares underlying the convertible debt are converted at the beginning of the reporting period even though they are not actually converted. We believe that assumption is not consistent with how the call spread overlay protects us from dilution should a conversion actually take place. Because a conversion is not required to occur in order to prepare the if-converted calculation, so too can the impact of the call spread overlay be reflected absent a conversion occurring. In fact, we believe a calculation showing only one of these two hypothetical events (e.g., showing the conversion without the showing the impact of the call spread overlay) would result in confusion because it reflects a situation that would not exist while the call spread overlay is in effect.

•	Tell us how you considered the antidilution provisions of ASC 260-10-45 as this non-GAAP adjustment appears to exclude the dilutive impact of the if-converted shares.

Response:

We have considered the antidilution provisions of ASC 260-10-45 when performing the calculation of earnings per share (EPS), both on a GAAP and non-GAAP basis. As described in our response dated April 25, 2024, we first prepare a diluted EPS including all shares that could have a dilutive impact on EPS using the if-converted method. We do not adjust for shares that would have an anti-dilutive effect. Next, we prepare the same calculation excluding the net dilutive impact related to the call spread overlay. As such, both calculations would exclude shares that would have an anti-dilutive effect.

We hope this letter has helped clarify our position and has been responsive to your comments. Please do not hesitate to contact me at (952) 828-8433 if you have any questions regarding the above. Thank you for your time and attention to this matter.

Regards,

/s/ Bryan L. Hughes
Bryan L. Hughes
Chief Financial Officer and Senior Vice President

cc:

Michael J. Happe

Stacy L. Bogart

Richard D. Moss

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